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                                                                    EXHIBIT 99.1

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995-SAFE HARBOR FOR
FORWARD-LOOKING STATEMENTS

  The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements made by public companies. This safe-harbor protects a company from securities law liability in connection with forward-looking statements if BRIAZZ complies with the requirements of the safe-harbor. As a public company, we have relied and will continue to rely on the protection of the safe harbor in connection with our written and oral forward-looking statements.

  When evaluating our business, you should consider:

  .  all of the information in this quarterly report;

  .  the risk factors described in our prospectus dated May 1, 2001; and

  .  the risk factors described below.

                            Risks Relating to BRIAZZ

We have a history of losses and anticipate continued losses in the future, which may have a material adverse effect on our business, our ability to implement our business strategy and our stock price.

  We incurred losses of $1.3 million during the fiscal year ended December 29, 1996, $5.1 million during the fiscal year ended December 28, 1997, $12.5 million during the fiscal year ended December 27, 1998, $15.4 million during the fiscal year ended December 26, 1999, $6.3 million during the fiscal year ended December 31, 2000 and $1.7 million during the 26-week period ended July 1, 2001. We had accumulated losses of $44.3 million as of July 1, 2001. We have reported operating losses since inception and need to raise additional capital to fund future operating losses and planned growth. Failure to achieve profitability, or maintain profitability if achieved, may have a material adverse effect on our business, our ability to implement our business strategy and our stock price.

Our growth strategy requires us to open a significant number of new cafes in our existing markets. If we are not able to achieve this planned expansion, our business may suffer and we may be unable to achieve or sustain profitability.

  The success of our growth strategy will depend in large part on our ability to open new cafes and to operate these cafes profitably. Our current growth plan requires us to open at least ten cafes during 2001. We cannot assure you that we will be able to achieve our expansion goals, that we will operate profitably, or, if we do achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. We estimate that a central kitchen must supply at least four to six cafes and generate non-cafe sales to achieve positive cash flow. Any inability to achieve our expansion goals may adversely affect our financial results or stock price.

  The success of our planned expansion will depend upon numerous other factors, many of which are beyond our control, including our ability to:

  .  hire, train and retain qualified operating personnel;

  .  identify and obtain suitable cafe sites at favorable lease terms;

  . timely develop new cafes, including our ability to obtain available construction materials and labor;

  .  manage construction and development costs of new cafes;

  . develop sufficient sales volumes through our cafes and other distribution channels to support our central kitchens;

  . secure required governmental approvals and permits, and comply with ongoing and changing regulatory requirements; and

  .  compete successfully in our markets.

  In the past, we have closed cafes because they did not generate sufficient revenues and we cannot assure you that additional cafes will not be closed. The closing of a significant number of cafes would have an adverse impact on our reputation, operations and financial results.

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We may not be successful in implementing our business strategy, which would impede our growth and operating results.

  Our business strategy is to focus our retail expansion on cafes in amenity locations (i.e., office buildings where the competition is limited or where we are the only food supplier), maintain our current cafe locations and expand our box lunch and catering distribution capabilities to serve locations outside the core metropolitan areas in which we operate. Our ability to implement this business strategy depends on our ability to:

  .  identify and lease amenity locations suitable for new cafes;

  .  increase our brand recognition in our existing markets; and

  . manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our retail and non-retail distribution channels.

  Any inability to implement our business strategy would have a material adverse impact on our operating results.

Any inability to manage our growth effectively could adversely affect our operating results.

  Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. We have increased the number of our cafes from two cafes as of December 31, 1996 to 42 cafes currently and we anticipate opening several new cafes in 2001. Our existing cafe management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to expend funds to improve these systems, procedures and controls, which we expect will increase our operating expenses and capital requirements. For instance, we intend to begin the process of upgrading some of our information systems in 2001, which is potentially disruptive and will require additional training of our personnel. In addition, we must effectively expand, train and manage our work force. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing systems, procedures and controls. In addition, we cannot assure you that we will be able to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our growth strategy. For any of these reasons, we could lose opportunities or overextend our resources, which could adversely affect our operating results.

If we are unable to continue leasing our retail locations or obtain acceptable leases for new cafes, our business may suffer.

  All of our 42 cafe locations are on leased premises. If we are unable to renew our leases on acceptable terms, or if we are subject to substantial rent increases, our business could suffer. Because we compete with other retailers for cafe sites and because some landlords may grant exclusive rights to locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. Any inability to renew or obtain leases could increase our costs and adversely affect our operating results and brand-building strategy.

Our restaurant expansion strategy focuses primarily on further penetration of existing markets. This strategy could cause sales in some of our existing cafes to decline.

  In accordance with our expansion strategy, we intend to open new cafes primarily in our existing markets. Many of our cafes are situated in concentrated downtown areas. As a result, the presence of additional cafes in existing markets may result in diminished sales performance and customer counts for cafes near the area in which a new cafe opens, due to sales cannibalization.

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Tenant turnover and vacancies in office buildings where our cafes are located could cause our cafe sales to decline.

  Our business could suffer as a result of tenant turnover and vacancies. Many of our cafes are located in office buildings, and office workers are our target customers. Vacancies, tenant turnover or tenants with few office workers could negatively impact the operations of our cafes located in office buildings due to the reduction in the number of potential customers in the building. The risk related to vacancies and tenant turnover is greater in office buildings with larger tenants, where the loss of a single tenant may have a greater impact on that cafe's sales.

Our business does not generate the cash needed to finance our operations, and we may need additional financing in the future, which we may be unable to obtain.

  Our business does not currently generate the cash needed to finance our operations. We may need additional funds to finance our operations, as well as to enhance our operations, fund our expansion and respond to competitive pressures. We may be unable to obtain financing on terms favorable to us, if at all. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our operations, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we may need to restrict our operations significantly.

If any of our central kitchens were to close for any reason, we will be unable to supply our cafes in that geographic market and our business will suffer.

  Our central kitchens produce or distribute substantially all of our food products for the cafes and wholesale accounts in their geographic regions, as well as all of the box lunches and catered platters in each region. If any of our central kitchens were to close for any reason, such as fire, natural disaster or failure to comply with government regulations, we would be unable to provide our food products in the areas served by the affected central kitchen. Our four existing central kitchens are geographically dispersed and none could supply another market if a central kitchen were to close. Any closure of a central kitchen, even for a short period of time, would have a material adverse effect on our operating results.

The loss of one of our major wholesale customers could negatively impact our results.

  For the 26-week period ended July 1, 2001, approximately 12.4% of our revenue resulted from wholesale and other sales. Our wholesale and other sales are made to a relatively small number of companies, including, for example, Quality Food Centers, Inc., a regional grocery store chain, and Tully's Coffee Corporation, a specialty coffee retailer. Until Kozmo.com, Inc., an Internet-based consumer delivery service, ceased operations in April 2001, it was also a wholesale customer which accounted for 1.8% of our total sales in 2000 and approximately 1.0% of our total sales in the 13-week period ended April 1, 2001. We cannot assure you that the remainder of our major wholesale customers will continue to maintain wholesale accounts or that they will successfully maintain or expand their product offerings. Furthermore, we cannot assure you that our major wholesale customers will not exit our existing markets. The loss of any of our other major wholesale customers could harm our business.

We are substantially dependent on third-party suppliers and distributors and the loss of any one of them could harm our operating results.

  We are substantially dependent on a small number of suppliers and distributors for our products, including suppliers of meat, breads and soups, and Marriott Distribution Services, a distributor owned by Marriott International, which procures from our suppliers and delivers to us approximately 43% of our ingredients and packaging products. LaBrea Bakery, a national supplier of artisan bread, provides approximately 16.5% of our bread purchases in our existing markets. Any failure or delay by any of these suppliers or distributors to deliver

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products to our central kitchens, even for a short period of time, would impair our ability to supply our cafes and could harm our business. We have limited control over these third parties, and we cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that they will continue to provide food products that meet our quality standards. Our relationships with our suppliers are generally governed by short-term contracts and our relationship with Marriott is not governed by a written contract. If any of these relationships were to terminate unexpectedly, we may have difficulty obtaining adequate quantities of products of the same quality at competitive prices in a timely fashion, which could limit our product offerings or our ability to adequately supply our cafes and could adversely affect our operating results.

If we fail to further develop and maintain our brand, our business could suffer.

  We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to ours. We intend to increase our marketing expenditures to create and maintain brand loyalty and increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase or maintain our revenues.

  Our success in promoting and enhancing the BRIAZZ brand will also depend on our ability to provide customers with high-quality products and customer service. We cannot assure you that consumers will perceive our products as being of high quality. If they do not, the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

If our customers do not perceive pre-packaged sandwiches and salads as fresh and desirable, or if they would prefer made-to-order food items, our operating results will suffer.

  Our business strategy focuses on pre-packaged food items. All of our salads and most of our sandwiches are prepared and assembled in our central kitchens and sold as pre-packaged items. Unlike delicatessens, our cafes generally do not add or omit specific ingredients to or from food items at the customer's request. If customers prefer custom prepared items over pre-packaged items, or if they do not perceive pre-packaged sandwiches and salads as fresh and desirable, we may be unsuccessful in attracting and retaining customers, causing our operating results to suffer.

Our business could be harmed by litigation or publicity concerning food quality, health and other issues, which may cause customers to avoid our products and result in liabilities.

  Our business could be harmed by litigation or complaints from customers or government authorities relating to food quality, illness, injury or other health concerns or operating issues. Because we prepare most of our food products for each geographic market in a central kitchen, health concerns surrounding our food products, if raised, may adversely affect sales in all of our cafes in that market. Adverse publicity about such allegations may negatively affect our business, regardless of whether the allegations are true, by discouraging customers from buying our products. Because we emphasize the freshness and quality of our products, adverse publicity relating to food quality or similar concerns may affect us more than it would food service businesses that compete primarily on other factors. Such adverse publicity could damage our reputation and divert the attention of our management from other business concerns. We could also incur significant liabilities if a lawsuit or claim resulted in an adverse decision or in a settlement payment, and incur substantial litigation costs regardless of the outcome of such litigation.

Our quarterly operating results may fluctuate and could fall below expectations of securities analysts and investors, resulting in a decline in our stock price following this offering.

  Our quarterly and yearly operating results have varied in the past, and we believe that our operating results will continue to vary in the future. For this reason, you should not rely on our operating results as indications

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of future performance. In future periods, our operating results may fall below the expectations of securities analysts and investors, causing the trading price of our common stock to fall. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations may cause significant decreases in our operating results from quarter to quarter, cause us to fail to meet the expectations of securities analysts and investors and result in a decline in our stock price.

Our cafes are currently located in four geographic markets. As a result, we are highly vulnerable to negative occurrences in those markets.

  We currently operate our cafes in Seattle, San Francisco, Chicago and Los Angeles. As a result, we are susceptible to adverse trends and economic conditions in these markets. In addition, given our geographic concentration, negative publicity regarding any of our cafes, or other regional occurrences such as local strikes, earthquakes or other natural disasters, in these markets may have a material adverse effect on our business and operations.

  In addition, California and Washington State, where three of our central kitchens are located, are currently experiencing an energy crisis. As a result, energy costs in these states, including natural gas and electricity, may rise significantly over the next several months relative to the rest of the United States. Because the majority of our cafes and central kitchens are located in these states, our operating expenses, which were 118.5% of our sales during the 26-week period ended July 1, 2001, will increase if this trend continues. If we cannot pass along these costs to our customers, our margins will suffer.

Our food preparation and presentation methods are not proprietary, and therefore competitors may be able to copy them, which may harm our business.

  We consider our food preparation and presentation methods, including our food product packaging, box lunch packaging and design of the interior of our cafes, essential to the appeal of our products and brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register all trademarks or trade dress in connection with these features, and therefore cannot rely on the legal protections provided by trademark registration. Because we do not hold any patents for our preparation methods, it may be difficult for us to prevent competitors from copying our methods. If our competitors copy our preparation and presentation methods, the value of our brand may be diminished and our market share may decrease. In addition, competitors may be able to develop food preparation and presentation methods that are more appealing to consumers than our methods, which may also harm our business.

We may be unsuccessful in developing new product lines or new distribution channels for our products, which may harm our business.

  We frequently review and evaluate new product lines and new distribution channels for our products. We may, however, be unable to successfully implement any new product lines or distribution channels after having dedicated considerable management time and financial resources to them. In the past, we distributed our products through Safeway, Ralph's and Dominick's grocery stores. We also developed a line of dinner foods for home meal replacement that was tested through one of our Seattle cafes. These attempts were unsuccessful and have been discontinued. Inability to successfully develop new product lines or new distribution channels in the future could slow our growth and divert management's attention from other areas of our business.

We depend on the expertise of key personnel. If any of these individuals were to leave, our business may suffer.

  We are dependent to a large degree on the services of Victor D. Alhadeff, our Chairman of the Board and Chief Executive Officer, and C. William Vivian, our President and Chief Operating Officer and a director. Our operations may suffer if we were to lose the services of either of these individuals, either of whom could leave BRIAZZ at any time. In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for experienced management personnel have greater financial and other resources than we do.

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Three of our customers account for a significant portion of our accounts receivable balance. The failure of any of these customers to pay its account may harm our operating results.

  Three of our customers accounted for an aggregate of approximately 59% of our accounts receivable balance as of December 31, 2000. Quality Food Centers, Inc. accounted for 27%, Safeway Inc. accounted for 20% and Tully's Coffee Corporation accounted for 12% of this balance. We anticipate that we will continue to extend credit to Quality Food Centers, Tully's and other customers. We no longer distribute products through Safeway. The failure of any one of these customers to pay its account, now or in the future, may harm our operating results.

                         Risks Relating to Our Industry

Our operations are susceptible to changes in food and supply costs, which could adversely affect our margins.

  Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our purchasing staff negotiates prices for all of our ingredients and supplies based upon current market prices. Various factors beyond our control, including, for example, governmental regulations, rising energy costs and adverse weather conditions, may cause our food and supply costs to increase. We cannot assure you that we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. Any failure to do so may adversely affect our operating results.

If we face increased labor costs or labor shortages, our growth and operating results may be adversely affected.

  Labor is a primary component in the cost of operating our business. As of December 31, 2000, we employed 94 salaried and 482 hourly employees. We expend significant resources in recruiting and training our managers and employees. Employee turnover for fiscal 2000 was approximately 147% for hourly employees and 54% for salaried employees. If we face increased labor costs because of increases in competition for employees, the federal minimum wage or employee benefits costs (including costs associated with health insurance coverage), or unionization of our employees, our operating expenses will likely increase and our growth may be adversely affected. In addition, any increases in employee turnover rates are likely to lead to additional recruiting and training costs.

  Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including cafe managers and kitchen staff, to keep pace with our growth strategy. Qualified persons to fill these positions are in short supply in the markets in which we operate. Any inability to recruit and retain sufficient numbers of employees may delay or prevent the anticipated openings of new cafes or central kitchens.

Competition in our markets may result in price reductions, reduced margins or the inability to achieve market acceptance for our products.

  The market for lunch and breakfast foods in the geographic markets where we operate is intensely competitive and constantly changing. We may be unable to compete successfully against our current and future competitors, which may result in pricing reductions, reduced margins and the inability to achieve market acceptance for our products.

  Many businesses provide services similar to ours. Our competitors include sandwich shops, company cafeterias, delicatessens, pushcart vendors, fast food chains and catering companies. Pret a Manger has successfully executed a concept similar to ours in Great Britain and has recently opened two stores in New York City. In addition, Pret a Manger recently announced that it has received a significant equity investment from McDonald's Corporation. Pret a Manger may expand its operations to markets in which we

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operate or expect to enter and it may serve as a model for other competitors to enter into markets in which we operate or expect to enter. Many of our competitors have significantly more capital, research and development, manufacturing, distribution, marketing, human and other resources than we do.
As a result, they may be able to adapt more quickly to market trends, devote greater resources to the promotion or sale of their products, receive greater support and better pricing terms from independent distributors, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily than we can.

We may be subject to product liability claims, which may adversely affect our operations.

  We may be held liable or incur costs to settle liability claims if any of the food products we prepare or sell cause injury or are found unsuitable during preparation, sale or use. Although we currently maintain product liability insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.

  Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our cafes or away from our cuisine, our inability to develop new menu items that appeal to consumers, or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could harm our business.

Inability to obtain regulatory approvals, or to comply with ongoing and changing regulatory requirements, for our central kitchens or cafes could restrict our business and operations.

  Our central kitchens and our cafes are subject to various local, state and federal governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures, other good manufacturing practices requirements and product labeling. We are also subject to license and permit requirements relating to health and safety, building and land use and environmental protection. If we encounter difficulties in obtaining any necessary licenses or permits or complying with these ongoing and changing regulatory requirements:

  .  the opening of new cafes or central kitchens could be delayed;

  . existing cafes or central kitchens could be closed temporarily or permanently; or

  .  our product offerings could be limited.

  The occurrence of any of these problems could harm our operating results.

  Based on the nature of our existing operations, continuous inspection is required by the U.S. Department of Agriculture at our Seattle central kitchen. A USDA inspector visits our Seattle central kitchen on a daily basis and all regulated product is inspected and passed by the USDA, as reflected by the USDA mark of inspection. Loss of this USDA approval without replacing supplies from USDA-approved facilities would reduce the types of food products that could be sold to our wholesale accounts, which could adversely affect our operating results.

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                       Risks Relating to Our Securities

Our directors, executive officers and significant shareholders hold a substantial portion of our stock, which may lead to conflicts with other shareholders over corporate governance.

  Our directors, executive officers and current holders of 5% or more of our outstanding common stock hold a substantial portion of our stock. These shareholders, acting together, and Victor D. Alhadeff, acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

Our stock price may be volatile because of factors beyond our control, and you may lose all or a part of your investment.

  The market price of our common stock may fluctuate significantly in response to a number of factors, most of which are beyond our control, including:

  . changes in securities analysts' recommendations or estimates of our financial performance;

  .  changes in market valuations of similar companies; and

  . announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments.

  In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could have a materially adverse impact on our financial results.

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Our articles of incorporation, bylaws and the Washington Business Corporation
Act contain anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

  Provisions of our amended and restated articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

  . authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

  . prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

  . limiting the ability of shareholders to call special meetings of shareholders; and

  . prohibiting shareholder action by non-unanimous written consent and requiring all shareholder actions to be taken at a meeting of our shareholders.

  In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our stock option plan may discourage, delay or prevent a change in control which you may favor.

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